EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2002	2003	2004	2005	2006	9/30/2007	9/30/2007
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$118,460	$142,199	$127,417	$114,341	$138,289	$70,096	$78,961
Fixed Charges (as below)	60,529	67,012	58,094	55,808	63,242	75,898	59,578
Total Earnings	$178,989	$209,211	$185,511	$170,149	$201,531	$145,994	$138,539

FIXED CHARGES
Interest Expense	$59,168	$64,105	$54,261	$50,089	$55,213	$63,216	$48,691
Credit for Allowance for Borrowed Funds Used During Construction	549	608	312	1,198	2,208	6,861	6,521
Trust Dividends	(268)	(201)	(179)	(179)	(179)	(179)	(134)
Estimated Interest Element in Lease Rentals	1,080	2,500	3,700	4,700	6,000	6,000	4,500
Total Fixed Charges	$60,529	$67,012	$58,094	$55,808	$63,242	$75,898	$59,578

Ratio of Earnings to Fixed Charges	2.95	3.12	3.19	3.04	3.18	1.92	2.32